UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Interlink-US-Network, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45875T 10 3

(CUSIP Number)

Ms. Larissa Alexandra

26518 Honorine Ct.

Santa Clarita, CA 91321

(310) 779-1522

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 23, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45875T 10 3

(1)

Names of Reporting Persons.

Larissa Alexandra

I.R.S. Identification Nos. of above persons (entities only).

N/A

(2)

Check the Appropriate Box if a Member of a Group

(a) [  ]

(b) [  ]

(3)

SEC Use Only

(4)

Source of Funds

SC

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)  [   ]

(6)

Citizenship or Place of Organization

USA

Number of

(7)

Sole Voting Power

1,190,000

Shares Beneficially

Owned by Each

Reporting Person

(8)

Shared Voting Power

With

N/A

(9)

Sole Dispositive Power

1,190,000

(10)

Shared Dispositive Power

N/A

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person

1,190,000

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares                    [   ]

(13)

Percent of Class Represented by Amount in Row (11)

9.451%

(14)

Type of Reporting Person

IN

CUSIP No.   45875T 10 3

Item 1. Security and Issuer

Common Stock

Interlink-US-Network, Ltd

10390 Wilshire Boulevard, Penthouse 20

Los Angeles, California 90024

Item 2. Identity and Background

a)

Larissa Alexandra

b)

26518 Honorine Ct.

Santa Clarita, CA 91321

c)

Consultant, working from above address.

d)

None

e)

None

f)

USA

Item 3. Source and Amount of Funds or Other Consideration

SC

Item 4. Purpose of Transaction

Payment for services

Item 5. Interest in Securities of the Issuer

1,190,000

9.451%

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

CUSIP No.   45875T 10 3

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 21, 2010

Signature:

/s/        Larissa Alexandra

   Larissa Alexandra